EXHIBIT 99.1

PyroGenesis Announces Q3 2021 Results: Revenues $9.3MM; Gross Margin 43.5%; Current Backlog of Signed and/or Awarded Contracts $44.9MM

MONTREAL, Nov. 15, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (NASDAQ: PYR) (TSX: PYR) (FRA: 8PY), a high-tech Company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases (“GHG”), is pleased to announce today its financial and operational results for the third quarter ended September 30, 2021.

“We are proud to announce our Q3 2021 financials which now include the results of our recent acquisition, Pyro Green-Gas, (formerly known as AirScience Technologies Inc.). Revenues for the quarter are a historic $9.3MM as compared to $8.1MM in Q3 2020. Of note, this is the fifth quarter in a row that PyroGenesis has posted more revenues for the quarter than full year 2019 revenues. It is also the third consecutive quarter of increased revenues compared to the previous quarter. This represents the successful execution on our strategy, the processing on our backlog of signed contracts as well as the benefit from our recent acquisition,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “This has resulted in a gross margin of 43.5% and net income from operations of $623K.  Backlog from signed and/or awarded contracts is at a historically high level of $44.9MM which, given recent margins, bodes well for the near term. We fully expect this trend to continue.”

Q3 2021 results reflect the following highlights:

  Revenues of $9,317,926, an increase of 14% from $8,149,427 in Q3 2020,
  Revenues of $3,712,000 from the recent acquisition of Pyro Green-Gas,
  Entering the Renewable Natural Gas market via acquisition, and establishing a presence in India and Italy,
  Third consecutive quarter of revenue growth, $6,264,503, $8,280,572 & $9,317,926,
  Gross margin profit of $4,052,531 or 43.5% of revenue,
  Net income and comprehensive income of $623,664,
  EBITDA of $968,667 and Adjusted EBITDA of $1,641,861 for Q3, 2021,
  Cash and cash equivalents at September 30, 2021 of $15,781,528 (December 31, 2020 - $18,104,899),
  Backlog of signed and/or awarded contracts of $44.9MM,

OUTLOOK

PyroGenesis continues to be well positioned, with a clean balance sheet and positive net earnings for the three-month period ended September 30, 2021.  We plan to execute on all the organic growth strategies, benefit from the recent acquisition of Pyro Green-Gas as well as to continue actively pursuing growth through synergistic mergers & acquisitions.

The Company has recently focused its offerings to highlight their GHG emissions reduction benefits, which has been enhanced by Pyro Green-Gas offerings. Most of PyroGenesis’ product lines do not depend on environmental incentives (tax credits GHG certificates, environmental subsidies, etc.) to be economically viable.

We consider this strategy to be timely as many governments are stimulating their respective economies by promoting and funding both environmental technologies and infrastructure projects. As such, although management expects that this will be a tailwind into an already strong pipeline (which would further increase revenues and add directly to shareholder value), there may be some delays before the full effect is recognized as companies will likely take additional time to submit the necessary government paperwork to qualify for such incentives.

The Company is not immune to the negative impact that COVID-19 brought on businesses, specifically related to the work force and, more importantly, the supply chain. Management believes that the Company is better situated than most and is doing everything to mitigate these challenges.  It does not expect any improvements from the impact of COVID-19 before Q2 2022.

A. ORGANIC GROWTH

Organic growth will be stimulated by (i) the natural growth of our existing offerings which can now be accelerated given our strong balance sheet and (ii) leveraging off our “Golden Ticket” advantage.

We have described in the past our Golden Ticket advantage as one which occurs when one sells directly, or is engaged directly, with the end user and, as a result, is “inside the fence”. A Golden Ticket presents the opportunity to either, (i) cross sell other products or (ii) identify new areas of concern that can be addressed uniquely by PyroGenesis. We call the latter our Coffee and Donuts strategy (if you are selling coffee, you could generate additional revenues with little additional effort, by adding on donuts).

Over the past several years, PyroGenesis has successfully positioned each of its business lines for rapid growth by strategically partnering with multi-billion-dollar entities. These entities have identified PyroGenesis’ offerings to be unique, in demand, and of such a commercial nature as to warrant such unique relationships. We expect that these relationships are now positioned to transition into significant revenue streams particularly in iron ore pelletization & DROSRITE™ (short term), 3D printing (mid to long term) and biogas upgrading (mid to long term).

1. DROSRITE™

Within the DROSRITE™ offering, the Company continues to aggressively explore horizontal growth opportunities.  The Company is currently bidding on an up-stream opportunity, valued at approximately $40MM.  This process is plasma based, and not only reduces GHG, it also appears to be cheaper than alternate technologies. This project is located in the Middle East and is currently experiencing delays to allow the processing of government documentation to catch up with the bidding process. Management notes that it has been very successful in the selection process to date and continues to believe that it has a better than average probability of success.  Building on this development the Company is also in discussions with a second opportunity to provide a similar upstream process for approximately the same consideration.  Both opportunities are examples of the success the Company is having with this strategy.

PyroGenesis concluded a joint venture and a license agreement with an existing and proven technology provider. The technology is geared to uniquely handle the residues resulting from the processing of dross in the aluminum industry. We had previously announced our intention to secure this technology and would not only make our traditional DROSRITE™ offering more appealing but could also be offered as a stand-alone product. We believe that valorizing the residues and producing high end products will further define us as the go-to company for all dross related processing.  This is a prime example of our Coffee & Donuts strategy in play. The joint venture will only relate to the new technology and, as such, PyroGenesis will not have to vet in any assets or IP (specifically not the DROSRITE™ technology).

2. Additive Manufacturing

With respect to additive manufacturing, we continue to expect to see significant year over year improvements in our 3D metal powders offering as our NexGen™ facility, which incorporates all the previously disclosed benefits (increased production rates and lower capital & operating expenditures), is now on-line.

There are major top tier aerospace companies and OEMs, in both Europe and North America, eagerly awaiting powders from this new state-of-the-art production line, and we are currently in the process of supplying sample powders to them for analysis.  Of note, a major tier one global aerospace company entered into an agreement with the Company to qualify its powder, at considerable expense to the global aerospace company, with a view towards having the Company become a supplier. The Company expects that such developments will continue and will translate into significant improvements in contributions to revenue by this segment in the mid-long term.

3. Plasma Torches

In connection with the Company’s plasma torch offerings, we expect the demand to be significantly impacted by continued developments in the iron ore pelletization industry, where serious consideration is being given to replacing the fossil fuel burners, currently being used throughout the industry, with PyroGenesis’ proprietary plasma torches, in an effort to reduce their carbon footprint.

To date, everything is proceeding as expected. Initial discussions with potential customers have evolved into confirmation stages which typically consist of a computer simulation followed by a small torch order. These confirmation stages are expected, if successful, to result with a roll-out program to replace fossil fuel burners with PyroGenesis’ plasma torches in the iron ore pelletization industry, in which PyroGenesis is patent protected.

PyroGenesis expects that the previously mentioned government initiatives, geared to stimulating their respective economies by promoting and funding environmental technologies and infrastructure projects, will only serve to increase interest in PyroGenesis’ plasma torch offerings. However, this could delay the onset of contracts as potential clients seek government support for large initiatives.

To date, all computer simulations have been successful, and Client A ordered 1 torch and has requested a cost estimate for 36 more.  We expect that in the near future a long overdue torch order for between 1-5 torches from Client B will be forthcoming with strong visibility on the next series of torch orders from them.  All indications to date are that the iron ore pelletization industry will be a large user of PyroGenesis plasma torches.

PyroGenesis is proactively targeting other industries which are experiencing significant pressure to reduce GHGs, and which utilize fossil fuel burners as well.

Separately, the Company also offers plasma torches to niche markets where there is a high probability of on-going sales from successful implementation.  One such example is the previously announced contract with a very small company to produce a plasma torch ideal for tunneling. PyroGenesis has reason to believe that the real plasma-based tunneling opportunity may lie outside of the scope of the current agreement. PyroGenesis is in discussion with the client to determine the best way to terminate this arrangement. For all intents and purposes, from the readers perspective, this project with the client has ended.  PyroGenesis is evaluating, and intends to pursue, plasma based tunneling opportunities, specifically those identified to be outside of the scope of the current agreement.

Another niche market where the Company is offering its plasma torch, and where there is a high probability of on-going sales is in land-based waste destruction applications, and more specifically medical waste.  The Company signed a contract in August 2021 to supply two Air Plasma Torch systems to an existing client to be used in the destruction of such medical waste.

As sales of PyroGenesis’ plasma torches increase, the Company will also benefit from providing proprietary spare parts from which the Company expects to generate significant recurring revenue, thus complementing the Company’s long-term strategy to build upon a recuring revenue model.

4. HPQ/PUREVAP™

With respect to HPQ, the goal is to continue to expand our role as HPQ’s technology provider for the game changing family of silicon processes which we are developing exclusively for HPQ and its wholly owned subsidiaries HPQ Nano Silicon Powders Inc. and HPQ Silica Polvere Inc., namely:

  The PUREVAP™ “Quartz Reduction Reactors” (QRR), an innovative process (patent pending), which should permit the one step transformation of lower purity quartz (SiO2) than any traditional processes can handle into a silicon (Si) of a higher purity level (2N-4N) that can be produced by any traditional smelter, at reduced costs, energy input, and carbon footprint.  The unique capabilities of this process could position HPQ as a leading provider of the specialized silicon material needed to propagate its considerable renewable energy potential; and

  The PUREVAP™ Nano Silicon Reactor (NSiR), which, if successful, could position itself as a new proprietary low-cost process that can transform the silicon (Si) made by the PUREVAP™ QRR into the nano-silicon materials (silicon powders and silicon nanowires) sought after by energy storage, batteries, electric vehicle manufactures and clean hydrogen sectors participants.  The aim of the ongoing work is to position HPQ NANO as the first to market with a commercial scale low-cost nanoparticle production system.

  A new plasma-based process that could convert Silica (Quartz, SiO2) into fumed silica (Pyrogenic Silica) in one step.  This new process could be a low-cost and environmentally friendly option that combines HPQ Silicon High Purity Quartz initiatives with PyroGenesis’ industry leading know-how in the development of commercial plasma processes.  It is envisioned that the process will eliminate harmful chemicals presently generated by traditional methods.  This new process could revolutionize the manufacturing of fumed silica, while repatriating production back to North America.

Government participation in a $5.3MM funding of the fumed silica project confirms our expectation that 2021 should be a year in which significant developments occur on all these fronts.

5. Land Based Units/Environmental

Plasma land-based/environmental solutions were not aggressively targeted by the Company in favor of lower-hanging fruit represented by the Company’s other offerings, such as iron ore pelletization & DROSRITE™.

The Company took an opportunistic approach to these opportunities and there now seems to be significant early interest in the Company’s capabilities in this arena.  Besides the interest in niche torch applications mentioned above (ex. medical waste) PyroGenesis’ plasma-based solutions have generated interest in processing a waste stream that has recently been classified as hazardous.  Management believes that, in a current bidding process, its solution is the technology of choice. If successful, this will represent a significant positioning of PyroGenesis plasma-based solutions not only for this specific product line but, when taken in conjunction with the historic success with its offering on US Aircraft carriers, the land based/environmental segment in general.

B. GROWTH THROUGH SYNERGESTIC MERGERS & ACQUISITIONS:

As previously disclosed, the Company is conservatively considering synergistic M&A strategies to augment its growth, and the Company has been very actively involved in pursuing several opportunities to support this strategy. In so doing, the focus has been on private companies exclusively which (i) primarily leverage the Company’s Golden Ticket advantage/Coffee & Donut strategy or (ii) could uniquely benefit from the Company’s engineering advantage and/or international relationships.

PyroGenesis recently announced the acquisition of AirScience Technologies Inc. (“AST”), a company with experience in biogas upgrading. PyroGenesis believes that AST’s experience in biogas upgrading, combined with PyroGenesis’ engineering and multidisciplinary skills, as well as its proven record of meeting the exacting demands of multibillion-dollar companies and the US military, positions the combination well to address the opportunities arising from this growing need to generate renewable natural gas.

The acquisition of AST also provides potential synergies with PyroGenesis’ land-based waste destruction offerings which, if successful, will significantly increase their value to the market. AST’s technology complements PyroGenesis’ existing offerings and further strengthens PyroGenesis’ position as an emerging leader in GHG solutions for sustainable long-term growth.

Our objective is, over the course of the next 12-18 months, to strengthen AST’s operations and quality control systems, while at the same time increasing the backlog of signed contracts and successfully delivering on existing contracts thus positioning AST as a significant and credible player in the marketplace. Once established, we will evaluate our options to accelerate the rollout of these solutions.

Separately, the Company has been evaluating the following opportunity:

1. Plasma Torches

PyroGenesis often considers opportunities to leverage its plasma expertise and they continue to review torch technologies which could complement existing offerings and leverage off their unique relationships. There is nothing currently being discussed that, at this time, has a material probability of being concluded.

CONCLUSION

In conclusion, PyroGenesis is well positioned for the remaining of 2021 to take advantage of its unique position in its main business offerings to accelerate growth, with a particular emphasis on offerings geared to aggressively reducing GHG emissions. Furthermore, we do not expect at this point in time, given our strong balance sheet, a need to raise capital to execute on our growth strategy over the foreseeable future.

Financial Summary

Revenues

PyroGenesis recorded revenue of $9,317,926 in the third quarter of 2021 (“Q3, 2021”), representing an increase of 14% compared to $8,149,427 recorded in the third quarter of 2020 (“Q3, 2020”), Revenue for the nine months of fiscal 2021 was $23,863,001 an increase of 117% over revenue of $10,996,789 during the same period in 2020.

Revenues recorded in the three and nine months ended September 30, 2021, were generated from:

  DROSRITE™ related sales of $1,983,524, $6,373,130 (Q3, 2020 - $4,590,227, $6,384,563)
  PUREVAP™ related sales of $999,874, $5,524,642 (Q3, 2020 - $2,840,760, $2,883,819)
  support services related to PAWDS-Marine systems supplied to the US Navy $1,957,981, $6,677,188 (Q3, 2020 - $419,251, $480,290)
  torch related sales of $645,894, $1,398,729 (Q3, 2020 - $192,800, $897,822)
  biogas upgrading & pollution controls of $3,712,000, $3,712,000 (Q3, 2020 - $Nil, $Nil)
  other sales and services of $18,653, $177,312 (Q3, 2020 - $106,389, $350,297)

Cost of Sales and Services and Gross Margins

Cost of sales and services before amortization of intangible assets was $5,174,062 in Q3 2021, representing an increase of 98% compared to $2,610,119 in Q3 2020, primarily due to an increase in employee compensation $749,549 (Q3, 2020 - $530,860), direct materials $4,387,047 (Q3, 2020 - $1,423,762), manufacturing overhead and other $221,990 (Q3, 2020 - $195,681) offset with a decrease in subcontracting $61,587 (Q3, 2020 - $480,602), foreign exchange charge on materials ($200,240) (Q3, 2020 - $2,670), and investment tax credits ($45,871) (Q3, 2020 - $(23,456).

The gross margin for Q3 2021 was $4,052,531 or 43.5% of revenue compared to a gross margin of $5,532,526 or 67.9% of revenue for Q3 2020. As a result of the type of contracts being executed, the nature of the project activity, as well as the composition of the cost of sales and services, as the mix between labour, materials and subcontracts may be significantly different.

Investment tax credits related to qualifying projects from the provincial government against cost of sales were $45,871 (Q3, 2020 - $23,456). The Company also recorded for the nine months ended September 30, 2021, $83,369 (Q3, 2020 - $62,844) of the investment tax credits against cost of sales and services, $73,237 (Q3, 2020 - $47,212) against research and development expenses and $23,479 (Q3, 2020 - $47,105) against selling general and administrative expenses.

The amortization of intangible assets of $91,333 in Q3 2021 compared to $6,782 for Q3 2020 relates mainly to the intangible assets in connection with the Pyro Green-Gas acquisition, patents and deferred development costs. These expenses are non-cash items and will be amortized over the duration of their expected lives.

Selling, General and Administrative Expenses

Included within Selling, General and Administrative expenses (“SG&A”) are costs associated with corporate administration, business development, project proposals, operations administration, investor relations and employee training.

SG&A expenses for Q3 2021 excluding the costs associated with share-based expenses (a non-cash item in which options vest principally over a four-year period), were $4,227,937 representing an increase of 84% compared to $2,294,394 reported for Q3 2020. On a year-to-date basis, SG&A expenses before share-based expenses were $10,402,922 compared to $5,141,456 in the same period in 2020.

The increase in SG&A expenses in Q3 2021 over the same period in Q3 2020 is mainly attributable to the operating activities of Pyro Green-Gas and the net effect of:

  an increase of 13% in employee compensation due primarily to additional head count, an increase of 57% for professional fees, primarily due to an increase in accounting fees, legal fees, and listing fees, an increase of 134% in office and general expenses, is due to an increase in office and computer related expenses, travel costs increased by 783%, due to an increase in travel abroad, depreciation of property and equipment increased by 390% due to higher amounts of property and equipment being depreciated, depreciation of right of use assets increased by 19% due to higher amounts of right of use assets being depreciated,
  Investment tax credits remained the same,
  government grants increased by 100% due to higher levels of activities supported by such grants, other expenses increased by 1,162%, primarily due to an increase in D&O insurance expenses.

Separately, share-based expenses decreased by 78% in Q3 2021 over the same period in 2020 as a result of the stock options granted in 2020 and 2021. This was directly impacted by the vesting structure of the stock option plan with options vesting between 25% and 100% on the grant date requiring an immediate recognition of that cost.

Research and Development (“R&D”) Expenses

The Company incurred $389,806 of R&D expenses, net of government grants, on internal projects in Q3 2021, an increase of 195% compared to $131,955 in Q3 2020. The increase in Q3 2021 is primarily related to an increase in employee compensation, subcontracting, materials and equipment and other expenses of $443,113 compared to $237,490 reported in Q3 2020. During the first nine months of fiscal 2021, net spending on internal R&D was $1,386,847 compared to $151,176 in 2020, primarily due to an increase in R&D activities performed in the nine months ended September 30, 2021.

In addition to internally funded R&D projects, the Company also incurred R&D expenditures during the execution of client funded projects. These expenses are eligible for Scientific Research and experimental Development (“SR&ED”) tax credits. SR&ED tax credits on client funded projects are applied against cost of sales and services (see “Cost of Sales” above).

Financial Expenses

Financial expenses for Q3 2021 totaled $6,792 compared to ($16,370) for Q3 2020, representing an increase of 141% year-over-year. The increase in financial expenses in Q3 2021, is primarily attributable to higher interest and accretion on amounts of debt.

Strategic Investments

The adjustment to fair market value of strategic investments for Q3 2021 resulted in a gain of $1,868,862 compared to a gain in the amount of $15,220,857 in Q3 2020. The decrease is primarily attributable to the decreased market share value of common shares and warrants owned by the Company of HPQ Silicon Resources Inc.

Net Income (Loss) and Comprehensive Income (Loss)

The comprehensive income for Q3 2021 of $623,664 compared to $15,325,996, in Q3 2020, represents a decrease of 96% year-over-year. The decrease of $14,702,332 in comprehensive income in Q3 2021 is primarily attributable to the factors described above, which have been summarized as follows:

  an increase in product and service-related revenue of $1,168,499 arising in Q3 2021, an increase in cost of sales and services of $2,648,494, primarily due to an increase in employee compensation, direct materials, manufacturing overhead & other, foreign exchange charge on materials, investment tax credits, amortization of intangible assets and a decrease in subcontracting, an increase in SG&A expenses not including share-based expenses of $1,933,543 arising in Q3 2021 primarily due to an increase in employee compensation, professional fees, office and general, travel, depreciation of property and equipment, depreciation of ROU assets, government grants and other expenses, an increase in R&D expenses of $257,851 primarily due to an increase in employee compensation, investment tax credits, subcontracting, material and equipment, and other expenses and a decrease in government grants.
  a decrease in share-based expense of $2,344,214
  a decrease in changes in fair market value adjustment of strategic investments and financial expenses of $13,375,157 in Q3 2021.

EBITDA

The EBITDA in Q3 2021 was $968,667 compared to $15,464,504 for Q3 2020, representing a decrease of 94% year-over-year. The $14,495,837 decrease in the EBITDA gain in Q3 2021 compared to Q3 2020 is due to the decrease in comprehensive income of $14,702,333, an increase in depreciation of property and equipment of $74,576, an increase in depreciation of the ROU assets of $24,206, an increase in amortization of intangible assets of $84,551 and an increase in financial expenses of $23,162.

The adjusted EBITDA in Q3 2021 was $1,641,861 compared to $18,481,912 for Q3 2020. The decrease of $16,840,051 in Q3 2021 is attributable to a decrease in EBITDA of $14,495,837, and  a reduction of $2,344,214 in share-based expenses.

The Modified EBITDA loss in Q3 2021 was $227,001 compared to a Modified EBITDA gain of $3,261,055 for Q3 2020, representing a decrease of 107%. The decrease of $3,448,056 in the Modified EBITDA loss in Q3 2021 is attributable to the decrease as mentioned above in the Adjusted EBITDA of $16,840,051 and a decrease in the change in fair value of strategic investments of $13,351,995.

Liquidity

At September 30, 2021, the Company has cash and cash equivalents of $15,781,528. In addition, the accounts payable and accrued liabilities of $8,230,604 are payable within 12 months. The Company expects that its cash position will be able to finance its operations for the foreseeable future.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases, and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

FURTHER INFORMATION

Additional information relating to Company and its business, including the 2020 Financial Statements, the Annual Information Form and other filings that the Company has made and may make in the future with applicable securities authorities, may be found on or through SEDAR at www.sedar.com,  EDGAR at www.sec.gov, or the Company’s website at www.pyrogenesis.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is also contained in the Company’s most recent management information circular for the most recent annual meeting of shareholders of the Company.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic Business Development
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

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